                                            Filed by Proton Energy Systems, Inc.

                                   Pursuant to Rule 425 under the Securities Act
                                           of 1933, as amended, and deemed filed
                                    pursuant to Rule 14a-12 under the Securities
                                                Exchange Act of 1934, as amended
                                                   Commission File No. 000-31533
                                    Subject Company: Proton Energy Systems, Inc.


     This communication is not a solicitation of a proxy from any security holder of Proton Energy Systems, Inc. Proton will be filing relevant documents in connection with the transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will be supplied to the respective shareholders of Proton and Northern in connection with the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to the Proton contact listed at the beginning of the news release included in this filing.

     Proton and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the transactions contemplated by the merger agreement. Information regarding Proton's directors and executive officers is contained in Proton's Form 10-K for the year ended December 31, 2002 and its proxy statement dated April 28, 2003, which are filed with the SEC, and may be obtained free of charge at the SEC's website (http://www.sec.gov), or from the Proton Energy Systems, Inc. website (http://www.protonenergy.com). As of April 11, 2003, Proton's directors and executive officers beneficially owned approximately 9.5 million shares, or 28%, of Proton common stock. A more complete description will be available in the Registration Statement and the Joint Proxy Statement Prospectus.

     THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF PROTON ENERGY SYSTEMS, INC. AND NORTHERN POWER SYSTEMS, INC. HELD ON THURSDAY, MAY 22, 2003:

                         PROTON ENERGY SYSTEMS, #539886
                               FRB/Weber Shandwick
                           May 22, 2003, 9:00 a.m. ET
                             Moderator: Nicole Engel

Operator Good morning, ladies and gentlemen, and welcome to the Proton Energy's conference call. At this time all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded Thursday, May 22, 2003.

                    I would now like to turn the conference over to Ms. Nicole Engel with FRB/Weber Shandwick. Please go ahead, ma'am.

N. Engel Good morning and thank you for joining us today for Proton Energy's conference call to discuss the company's announcement to acquire Northern Power Systems. By now you should have all received a faxed copy of the press release. However, if anyone is missing a copy and would like one, please contact our office at 212-445-8000 and we will send one right over to you and ensure that you are on Proton's distribution list. There will be a replay for the call which will begin tomorrow morning at 6:00 a.m. Eastern Time and run for one week. The replay can be accessed by dialing 1-800-405-2236 or 303-590-3000, access code 539886.
                    Additionally, a live broadcast will be available on the Internet at www.vcall.com, as well as an online replay also on vcall.com for 90 days after the call.

                    On the line with us today is Chip Schroeder, President and Chief Executive Officer. Management will make some opening remarks about the release and then we'll open the line for questions.

                    Before we begin, I would like to read a standard looking Safe Harbor. This conference call contains forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements contained on this call concerning Proton's goals, guidance, revenue projections and other statements that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing words such as anticipates, believes, could, estimate, expect, intend, may, might, should, will and would and other forms of these words or similar words, are intended to identify forward-looking information. Proton's actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Proton disclaims any obligation to update these forward-looking statements.

                    Factors that could cause results to differ materially from those contained in Proton's forward-looking statements include but are not limited to the company's failure to complete development of its products, failure of its products to achieve

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                    commercial acceptance, the company's inability to expand its production facilities, manufacture its products at commercially acceptable costs or establish distribution relationships. The impact of competitive products and other factors are detailed in Proton's Form 10-Q for the year ended March 31, 2003 and other filings made from time-to-time with the SEC.

                    Chip, are you ready to begin?

C. Schroeder        I am, Nicole, thank you and good morning everyone. With me today as normally on the call with me is Larry Sweet, our Chief Operating Officer here at Proton, but we have some additional people on the call with us as well. Most importantly, Jito Coleman, President and CEO of Northern
                    Power Systems, who you'll hear from in a moment. Also with us is Eric Parker, who is serving as a Public Relations
                    Consultant to us in connection with this transaction.

                    Today we are delighted to announce that Proton Energy Systems will acquire Northern Power Systems, a leader in the design, manufacture and installation of integrated and onsite power systems. The transaction has just been approved by both of our company's Boards of Directors. This is a strategic move for both companies. We believe that the transaction creates the ability for each company to accelerate its business plan faster than either could do by itself. Today's discussion is intended to give you a better idea of the strategic thinking and opportunities that we see arising from the transaction. We will not be giving the detailed financial analytics or projections.

                    Details on those financials and other projections and financial results are still being finalized. We have an ongoing audit being finalized by Price Waterhouse Coopers and those final numbers will be provided in detail in filings yet to be made with the SEC in conjunction with the transaction and with our shareholder approval. We instead want to be sure that we stress to the financial community, our shareholders, our employees, our customers and our suppliers why this transaction is important and why it makes good strategic sense.

                    I'd like to first give a brief look at Proton and our vision and then ask Jito to give a similar picture of Northern and how he and his team look at the transaction. But again, turning to Proton for a moment, our vision is to harness fuel cell related technology to make hydrogen fuel from electricity. This we believe will be one of the big ideas that will take shape as we move into the hydrogen economy, the both near and longer term applications of technology that can convert electricity into hydrogen fuel. In the near term Proton is already making and selling products that make hydrogen onsite for industrial and manufacturing users. Our products yield very substantial cost savings for these users who must otherwise obtain hydrogen via truck or cylinder. Longer term our technology holds the promise of revolutionizing energy markets.

                    How will these energy related opportunities for our technology unfold? The answer is through a number of different applications. The most widely anticipated opportunity for fuel cells is in transportation. Fuel cells offer much higher efficiency with no harmful emissions relative to combustion technology. And of course the markets for automotive and transportation applications of fuel cells are huge, but fuel cell vehicles are probably a decade away and a company like Proton needs nearer term and higher margin opportunities in addition to those of the automotive marketplace.

                    For those of you who have followed us since our public offering 2 1/2 years ago, you know that our business plan relating to energy related applications has focused not only automotive fueling applications, but especially on near term higher value stationary market applications. We have developed products, now in various demonstration settings, that incorporate our hydrogen generating core component as well as a fuel cell. This device can make hydrogen when the primary source of electricity is available and then store that hydrogen for subsequent regeneration into electricity through the fuel cell if and when grid power is interrupted. This breakthrough product is essentially an advanced large scale battery for stationary power quality applications.

                    The stationary distributed power market is precisely where Northern has proven itself to be a leader in practical applications of various state-of-the-art power technologies available today. Northern has designed, built and installed a number of systems that gives end users more control over the cost and reliability of their power. This distributed power market is Northern's fastest growing business segment and a clear area of convergence between our two business plans.

                    While Proton is a company with one commercial line of products and several other product lines in the development stage, Northern is almost entirely commercial. Northern's 29-year history speaks for itself with respect to the company's ability to achieve positive margins on their engineering, procurement and construction projects. Adding Northern to Proton's business mix should enhance our path to overall cash self sufficiency while stratifying our sources of visible revenue.

                    One of Northern's other core strengths is in renewable technology, especially solar and wind. Northern has built hundreds of systems incorporating renewable technology into critical customer applications. In fact, we have already partnered with Northern on one demonstration project incorporating renewable power, hydrogen generation and storage and power regeneration in a critical power device. We also have a second proposed demonstration project pending with the Connecticut Clean Energy Fund and other third and fourth demonstration projects taking shape.

                    So the basic picture I hope we are painting for you is one where our two companies represent a unique alignment of vision and capabilities for becoming the leader in sustainable energy. We're focused on commercial applications of distributed power technology today and these projects will become platforms for Proton's advanced technology in the future.

                    Both companies gain from the transaction. Northern gains access to Proton technology and to our considerable financial resources that can fuel their growth by helping them meet their working capital needs of their fast growing opportunities. Northern brings its 29-year history of design and integration skills, along with unique credibility for positioning Proton's technology in advanced applications around the globe. Together we advance our shared vision for implementing energy sustainability.

                    Proton shareholders will benefit in a number of ways. First, an intensified focus on commercial activity and accelerated drive to cash self sufficiency. Second, entry into the fastest growing sector of the power technology marketplace with distributed generation. And third, the addition of a highly skilled team that can demonstrate the practical significance of our technology for converting renewable power into hydrogen fuel.

                    And with that background, I'd like to ask Jito to spend a little time describing Northern's business and how his team looks at the transaction.

J. Coleman          Thank you, Chip. This is a very important day for both
                    Northern and Proton and the joining of our forces we think will take the maximum advantage of what each company does the best. This acquisition follows a period of over two years during which our companies have worked together on very successful projects. We've come to know and appreciate each other's culture, each other's people, each other's ways of doing business and there couldn't be a better fit for us with Proton.

                    The full appreciation of cultures, as you people know, is an important part of making these synergistic transactions really sing in the future. As Chip said, Northern has been around for 29 years and as the oldest renewable energy company and distributed generation company currently in existence we have really provided innovative, flexible and cleaner generating systems that convert energy driven from wind, from sunlight, from oil, from gas, from landfill gas, from bio-gas and use those things in our distributed generation systems. We use thoroughly tested power generation technologies, integrated with our state-of-the-art controls and power electronics. Northern has installed over 800 systems in all 7 continents and has earned a worldwide reputation for delivering high quality, technical superior robust solutions.

                    As an example of some of the projects we're currently working on, we're doing the oil pipeline that goes from Baku to Turkey. We have the first two elements of that pipeline in construction at the current time where we're providing the remote power applications to the valve stations that provide cathodic protection valve closure, as well as SCTA access to those applications. This follows on the successful completion of 113 sites we did of for the Caspian pipeline consortium that goes from Kazakhstan to the Black Sea that was completed over a year ago. We also have pipeline jobs currently going on in Mexico with P-Mex and in Ecuador. We just finished a job in Africa.

                    In addition to that kind of work we do, Northern has done a number of large renewable energy projects. Recently we just completed the Woods Hole Research Center photovoltaic array and we're currently in construction on a program at the Artists of Humanity building in downtown Boston for a photovoltaic array.

                    Another example of our wind related technology is on the island of St. Paul, Alaska. We have provided a complete hybrid wind diesel system that provides not only all the electrical power, but all the heat to a facility on that island as a standalone hybrid power system.

                    The other market that Northern is very strong in is the distributed generation market which is highlighted really by the use of CHP. CHP stands for Combined Heat and Power. We're using typically natural gas, but also landfill gas and bio-gas, the operation of a combustion device where you use the combustion device to provide critical power or base load power to an industrial commercial facility, but you also extract the heat from the engine gaining a combined efficiency of in excess of 75%. We're currently in construction on a 2.5 megawatt facility for SE Johnson in Racine, Wisconsin, using landfill gas. We're also in construction in downtown San Francisco at the facility of Equity Office Property at One Market Street with 1.5 megawatts of onsite generation in the basement of that facility. Tremendous opportunities for growth in all those segments of our industry and the place where Northern skill and history and capability is really shining.

                    In addition, I'd like to mention that Northern in it's 29 year history has continued to be on the leading edge of a lot of technology development. And that's best envisioned here in the energy technology laboratory which is a facility here in Vermont with about 25 people that are doing advanced research on power electronics controls, wind turbines, and power system architectures. A very active part of our business and it gives us as a system integrator a leg up over many because of the inherent ability to advance the state-of-the-art of these technologies and to be out ahead of some of our competitors.

                    Northern will offer Proton the ability to participate in our markets which include commercial industrial facilities through distributed generation applications in remote telecommunications, remote pipelines, and military applications. As a note, Northern currently has over 15 sites operating in Antarctica for National Science Foundation. All of these markets are a big step in the transition to the new economy. The new economy which will ultimately be a hydrogen economy, but in the transition will be characterized much more as a distributed generation economy where the inherent distribution is spread out and decentralized.

                    We look forward to being a key part in this strategic corporate objective of Proton. We at Northern see the transaction as a way to keep going, doing what we're doing and prove what we're doing, add new products, reach into new markets and provide a tremendous amount of strength for our current customers. We are very pleased with the synergistic transaction that this is and we totally believe that the sum of the parts here are definitely way bigger than the individual pieces.

                    Back to you, Chip.

 C. Schroeder       That's great. Thank you very much, Jito. I hope that people got a sense from that that Northern has positioned itself to be in all of the important niches today where energy is especially valuable, where customers place especially high premium on reliability, or where energy price volatility is especially high, or where remote factors make energy prices especially expensive. Those are the areas where our technologies and our capabilities will find commercial foundation today.

                    As the cost of these technologies comes down and as the energy markets continue on their path toward depletion and our concerns about pollution continue to be as much a driver in energy policy, the scope of those niches are only going to increase and the pace and scale of opportunities for our combined companies is going to grow hand-in-hand with that.

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                    Now let me speak more specifically to the transaction and
                    some of the key terms. Proton will pay $27.5 million in cash and stock to Northern's private shareholders. Northern is a private company. Specifically the cash portion of the transaction will be something over $15 million and so the equity portion will be in the range of $12 million or so, to give a total of $27.5 million total consideration.

                    The exact number of Proton shares involved will be based on our share price during the 10 day period prior to closing which we expect to occur in the third quarter. There will be a collar on the number of shares. Northern shareholders will also receive 2.5 million Proton warrants. This will all be on top of Proton's current share base of 33.5 million shares.

                    The transaction is subject to approvals by the Securities and Exchange Commission and will be voted upon by the shareholders of both Proton and of Northern. Proton will form a new holding company. Northern and Proton's current products and technology development business unit will become parallel subsidiaries of the new organization. Jito, Larry and I, along with Bob Shaw, will form the senior management team of the new entity.

                    Let me speak to the special distribution that is also part of this transaction. By accelerating our path to commercial breakeven, this transaction effectively frees up a portion of our strong capital base. Even after paying for Northern, our internal cash needs going forward will be less than our more than $140 million of cash on hand. Additional corporate development opportunities are under consideration, but our management and Board believe that the company's investors would be well served by our delivering a careful balance between long term vision and fiscal discipline.

                    Accordingly, we are today announcing that Proton will make a special cash distribution to our shareholders of $1.00 per share or approximately $33.5 million, payable on June 20th to shareholders of record as of June 6th. This distribution should be seen as a statement of our confidence that we will immediately strengthen our financial capabilities going forward with the addition of Northern Power Systems.

                    In closing, our business plan is to become the leader in distributed power implementation. We will utilize the full array of existing advanced power technologies available in the marketplace including renewables to provide cost effective solutions for end users.

                    Looking farther into the future we intend to show how renewable power can become a practical source of hydrogen fuel. When the electricity that makes hydrogen comes from renewables, we really do change the game. With such capability we'll be able to make power on demand from inherently intermittent renewable sources. And if fuel cell vehicles become the reality that even President Bush is counting on, an entirely new opportunity will form for our technology enabling hydrogen from renewables to be used as transportation fuel.

                    Realistic and practical applications of energy technology today build into huge opportunities when the hydrogen economy becomes a reality. That's a path that just got wider and deeper with this transaction. I know that Larry, Jito and I all look forward to demonstrating to you our progress at building a major force in the new energy marketplace.

                    I'd like to thank you for your attention and would be pleased now to answer any questions as best we can.

Operator Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your pushbutton phone. If you'd like to decline from the polling process, please press the star followed by the two. You will hear a three-tone prompt acknowledging your selection. Your questions will be polled in the order they are received and if you are using speaker equipment, please lift your handset before pressing the numbers. One moment please for the first question.

                    The first question comes from Steve Sanders. Please state your company name followed by your question.

S. Sanders          Stephens, Inc. Good morning.

C. Schroeder        Good morning.

S. Sanders          A couple of questions. Chip, I know you're not providing any detailed financials on Northern Power at this point. But can you make a general comment about whether the company has been around breakeven or has made money over the past few years, or just kind of characterize the profitability of the company in a general sense?

C. Schroeder        Sure. Obviously if it's been around 29 years as a private
                    company that says something about its ability to sustain itself. The company, to try to give you as much help, Steve, as I can and I know you understand that given that there is still an audit in process, we have to be somewhat careful.

                    The company currently has a firm backlog north of $15 million. We expect that business could be implemented this year and that should give you some sense of the dimension of the company. The company has, depending upon the nature of its projects in these couple different segments, various margin targets. But suffice to say that the company goes into an engineering procurement and construction contract with an expectation of a defined margin. I think the company's done a very good job of fulfilling its work within the confines of its projected margins over time.

                    Northern has had a long history of positive cash flow. In the last 2 or 3 years because the company has grown significantly, particularly in response to the opportunities arising from the distributed power marketplace, the company has added enough SG&A and has continued to work on development of the energy technology that Jito mentioned, particularly wind and in power controls, that Northern had a negative net income last year. I don't want to speculate yet onto when that turns positive, but I would tell you that if it were ever imperative for us to make Northern cash positive, we could do so. They have a much greater degree of ability to adjust their cost structures than we do for example and so we, from a variety of dimensions, are comfortable representing that the Northern acquisition strengthens and accelerates our overall path to cash breakeven.

S. Sanders          Okay and I think I understand Northern's reputation as being a very specialized and able to handle the most complex and demanding environments and projects, but it is also what appears to me to be somewhat of a lumpy business in terms of contracts and visibility and I wondered if you could just talk to that a little bit. I know you're talking about an `03 backlog, but if you kind of look a little forward and a little back, is it a fairly predictable revenue stream or is that $15 million backlog heavily dependent on 1 or 2 projects? Just kind of some general commentary on that.

C. Schroeder        That's a very good question and indeed this business has had a history of, as you put it, lumpy revenues. A $10 million contract, and Northern has had a couple of them in its history, obviously has a material and visible effect on their revenue stream over time.

                    The single largest area of opportunity and backlog creation for Northern will be in the distributed power area. We again have to not prejudge where a number of discussions with end users are going today, but the magnitude of the prospects that the company confronts relating to distributed power has a lot to do with the excitement here surrounding the transaction. Again what Northern is in a position to capitalized on is taking its very skilled, and as you said, critical performing power generating capabilities to meet now the needs of an increasingly commercial end use market need. And Jito mentioned for example the project in San Francisco with Equity Office Properties is a good example.

                    There are a very large number of these projects going forward and I won't speak for Jito, but I'll ask him to reinforce hopefully or add to this. I think that one of the biggest constraints that Northern confronts in its ability to secure and process business in the distributed market area is the size of the company and the need to demonstrate a depth of financial capability to perform to the contracts. These are typically $1, $2, maybe $3 million jobs, but in combination they present a significant capital requirement for Northern to be able to demonstrate that it can satisfy in order to secure this business. They're pretty demanding commercial customers.

                    This is indeed where part of the value added in the transaction comes. We will, just by our combination, make Northern a stronger, if not the strongest player in the commercial distributed marketplace. That has a lot to do with what we would consider to be the visible opportunity going forward, Steve. I would tell you there will and I hope continue to be the large lumpy $10 million contracts that tend to be much more specialized where Northern really has a franchise in this particular area, but it's in the ability to help them accelerate the pursuit and capture of the distributed marketplace that I think is where the real synergy in the transaction comes from. And, Jito, let me invite you to add to that if there's anything.

S. Sanders          Chip, if you don't mind, let me hop in before Jito comments because there was something else I wanted him to comment on and I've just got a couple of questions, I'll ask them all at once and then I'll get back in the queue.

                    But, Jito, when you give your comments if you could speak specifically to the comment about your controls and power electronics and whether that is potentially somewhat of a standalone business going forward rather than a system that you would only integrate with your own projects. And then maybe, John or Chip, if you could provide any more detail on the warrant price and just sort of the general valuation approach you used here. Thank you.

J. Coleman          Steve, thanks a lot. Let me jump in here quickly and talk a little bit about your first question about revenues and then maybe the lumpiness.

                    We clearly are in a business as an EBC contractor to have big contracts that come and go and what's nice about our growth is we've been able to secure a number of contracts in the $2 to $4 million range that clearly are a lot easier to spread out and to create the stability not only in our workforce, but also in our revenues, so we're moving in the direction due the growth that is going to sort of correct for that a little bit. And like Chip said, we are very actively pursuing a number of bigger contracts as well because obviously those are some pretty big opportunities that we would like to land.

                    But a lot of the distributed generation work that we are focusing on in the few megawatt sizes for CNI customers really are in the sweet spot of what we do, not only technologically, but also organizationally and the value we're able to give to those customers is really significant where they're not currently being served very effectively by the marketplace.

                    Let me just chime in again and sort of echo a little bit of what Chip said. Clearly this transaction from Northern's point of view is going give us a real shot in the arm in terms of how we are perceived in the marketplace. Having the financial strength of the joint operations is going to be nothing but fantastic for our customers. You're going to give them a higher degree of confidence and a higher degree of ability to see that we can really perform, number one, and also that we at Northern will be able to stretch a little bit farther in terms of trying to facilitate these transactions with our customers than we could do in the past with very limited financial resources. The second question?

S. Sanders          The power router and micro grid.

J. Coleman          On the power controls and the power electronics work we're doing, clearly the vision of Northern has been as a technology development arm of this company to try to position new products with features and capabilities that were beyond what we could find in the marketplace. So we typically have wanted to buy what we can and when we're forced by the marketplace not being able to apply what we want, we've gone out and maybe pushed the edge of the envelope to find something that was more appropriate. We have a lot of opportunity going forward especially after this merger to look at various business opportunities to take these new product to market. We have not been a product company. We are essentially a service company, an integrator, a packager, an engineering capability sort of thing, EPC thing, so productizing is a new world for us which prior to having the financial strength that this transaction allows, really limited our ability to think about it. So we are very excited that this could mean a lot in terms of how we would move these products to the marketplace in the future.

S. Sanders               Okay, thank you.

C. Schroeder             Steve, you also asked about the warrant strike price.
                         The strike price on the warrants will be set in precisely the same way that the number of shares will be set. That is to say the closing price of our stock on the 10 days prior to the closing of the transaction itself, the average of those will be the strike price on the warrants.

S. Sanders               Okay.

Operator                 Thank you. The next question comes from Stephen Segal.
                         Please state your company name followed by your question.

S. Segal Janney Montgomery Scott. Could you give an idea of what the margins are in the business of Northern for maybe everybody besides them? I just want to get a general idea for maybe companies doing $10 million and $30 million a year on the basis that they're not really expanding that much.

C. Schroeder             We're not going to give any guidance on margins right
                         now. The company finds...

S. Segal Is there any comparable companies that you could say that they might be in the same industry, that you would consider that are public?

C. Schroeder             I'd have to tell you that Northern really is quite
                         unique. We, in the course of doing our own analysis of Northern, looked at quite an array of other engineering procurement construction companies. Northern does meaningfully better on its margins than the EPC companies that are in what I would characterize more as the commodity type, large scale construction, highly competitive business environment.

                         But beyond that we will invite you to see, again I'm not trying to so much be evasive, but I don't want to be wrong. These numbers are moving around as we finalize the audit. Northern, as a private company had a small local auditor doing their audit work. Price Waterhouse Coopers has come in to do a re-audit of Northern's numbers. That simply isn't done yet so you'll be able to see very clearly the historical margins and characterize them for yourself, but they're certainly positive on most of their business and positive on all their intended business.

S. Segal Okay. I know you had said that it has approximately a $15 million backlog and that seems to be growing. But is this the kind of business that could grow 20%, 30% a year or something that might be able to go in excess of 50% with really pushing it?

C. Schroeder             I think when you look at the historical you will see
                         that this company has in fact been able to grow even faster than the 30% that you mentioned.

                         Let me just say this. The scope of the prospect list in distributed generation alone, just this part of Northern's business opportunity, makes growth rates that frankly would sort of strain anybody's credibility to make them appear feasible. I'm not by any means suggesting that we will achieve those, but this is an opportunity rich situation. The constraint will be in our ability to execute, not to find the opportunities. This is gigantic market. There are various estimates that suggest that the distributed power market, and, Jito, you look at this more than I do, but it's in the several billion dollar a year potential. So we're not talking about, when we talk about distributed generation, we're not talking about a niche. We're talking about a large rapidly growing market with the potential to radically transform what Proton looks like two or three years from now.

S. Segal Okay. When will you show the revenue, approximately when do you think you'll have those numbers out on the new company?

C. Schroeder             Should be, we expect to file within about a month.

S. Segal                 Okay, thank you.

C. Schroeder             Sure.

Operator                 Thank you. The next question comes from Robert Preston.
                         Please state your company name followed by your question.

B. Preston               Craig Millar. Thank you. Excellent news, I especially
                         appreciate the cash distribution that afforded us the opportunity to avoid some dilution.

                         On the warrants, is there a maturity on the warrant?

C. Schroeder             Three year warrants.

B. Preston               Three years?

C. Schroeder             Yes.

B. Preston               I didn't hear, but was there a what is the collar
                         that's set?

C. Schroeder             I didn't say, but the collar basically, recognizing
                         that you've got a bit of a moving picture out there with the cash distribution sort of clouding things. The collar will come into play obviously the effect of the cash distribution will be well behind us, if you will, when the transaction closes in August.

                         The collar will operate over a range between $3.00 and $1.50.

B. Preston               On the capital requirements that was mentioned for R&D,
                         could you quantify what those requirements might be as far as savings and what the expected reductions might be in capital, R&D capital requirements?

C. Schroeder             We don't expect any reduction in capital associated
                         with R&D. We have ample capital. Again, I'll remind you that after this transaction is completed and after the distribution is made as well, we still have ample capital to continue both with Proton's R&D initiatives and we'd certainly not want to constrain Northern's practical R&D initiatives at this point.

                         What I would say is that we have a renewed or intensified interest in satisfying some of our capital requirements with third party funding support. Northern has had a long record of success with military and DOE funding support and Proton has been reasonably effective ourselves. This will be, if we position them right, very visible projects demonstrating some of what everybody appears to be very interested in which is the connection between renewables and hydrogen.

                         I don't know how much you've been following us, but I mentioned in our earnings call recently that the Department of Energy, as it is creating the formation of teams led by automotive and energy companies to develop hydrogen fueling infrastructure for the fuel cell vehicle program, it has set a mandate so far for each of these teams to incorporate a renewable component in their refueling infrastructure capability so that not only will there be hydrocarbon based or natural gas reforming based sources of hydrogen but renewable based.

                         You may be aware, there just simply are not very many companies involved in practical demonstrations or even smaller number of commercial exercise of electrolysis, the process of turning electricity into hydrogen. That's something that we're quite unique at. And this bodes very well for our ability to attract external financing support to our R&D program. You're going to see us, if anything, intensify and grow our R&D base over the next year or so to position for this increased level of external support.

B. Preston               I had a quick question for Mr. Coleman. I know you
                         didn't want to mention margins, but the types of deals that you've been involved with in the past, what has provided probably the highest margins on some of those projects? Has it been primarily based on size or technology? And maybe talk to us from the standpoint of the distributed generation of business.

J. Coleman               Robert, really clearly Northern can command very high
                         margins on our projects where we're sole source. And we've been selected by a number of clients as the sole source to provide them services where they recognize that Northern's capabilities really cannot be matched by anyone else in the marketplace. There's a few examples of those.

                         In addition, as any company, you get paid by what you demonstrate is your value added to the client. And so the more we're able to provide the client with additional value added services, the bigger our margins can be. Some of our newer products, critical load support, where we're able to not only provide onsite heat and power for the customer but provide compete ride through from utility disturbances, outages and voltage fluctuations. That's a product that can command a higher margin in the distributed generation business than the traditional DG asset that's basically simply providing electricity and power.

                         Some of the other businesses where we're able to capture higher margins are when we're hybridizing some of the newer technologies in novel or innovative ways that really haven't been done by anyone else. These are usually done for the client because the client has identified that hybridizing as a very important aspect of the functions that this power system has to have for him. In those cases, clearly we're demonstrating higher value, and because we're demonstrating higher value, we're able to capture a higher margin.

B. Preston               Okay, thank you.

Operator                 Thank you. The next question comes from Steve Kohl.
                         Please state your company name followed by your question.

S. Kohl Matador Capital. Thank you for having the call. A couple of quick questions. Could you speak a little bit on Northern's mix in two areas, between end markets. I know you highlighted pipelines in your prepared comments as well as on technology. You talked about solar wind and hydrogen and other things. Can you break out the revenue mix in both of those areas?

J. Coleman               I can give you a fairly decent flavor of that with a
                         little bit of an historical perspective in what we consider applications that are sort of more remote from the utility grid, not connected to the utility grid.

                         Historically we did a lot of telcom work, but as everyone knows with the fall off of telecommunications and the reemergence of very strong new pipeline activities. We focused a lot more on pipelines. In our work we tend to do multiple unit systems and so pipelines have become quite a significant part of our business.

                         The pipeline telecommunications remote military Antarctic sort of applications lumped into one thing are accounting for, in the neighborhood of 50% of our revenues. Now those may or may not include a renewable energy component.

                         Another let's say 30% of our revenue is distributed generation. This is the most growing. We have only in the last three or four years been really immersing ourselves in distributed generation vis-a-vis stuff that's connected to the utility line, providing onsite power. That's really the fastest growing sector and the sector that has the biggest opportunity worldwide for us. The remote applications, while it's a tremendous opportunity, is somewhat limited in the number of sites that are actually being put in in any given year while the distributed generation ability to expand in that marketplace to a certain extent, at least for the size of our company, is really unlimited. It's unbelievable when you look at all of the opportunities for distributed generation around the world.

S. Kohl                  Sorry, if I could just interject one quick comment.
                         You're touching on something that I guess the prior response covered a little bit of this, but when we look at distributed energy and you look at the economics of what Northern's doing and obviously you've got a great technical expertise that you guys bring to the table. But from an economic perspective if we look at that project in San Francisco, and that may not be the best example just given geography and what's going on in California, but what is the cost differential between what Northern would offer and what another, whoever else What would be the alternative in that case? Would it be conventional grid power, would there be some other alternatives that would be under consideration? Could you give me some feel for what you're seeing and why you're so excited on having an advantage long term in distributed generation?

J. Coleman               That's a great question. Let me talk a little bit about
                         that project which is very similar to a number of projects that are moving forward in California right now. The most significant, probably number that's important to understand is that project has a three year payback.

                         Now when we go in to try to make, Northern is going to make a pitch to make a sale. Clearly as any salesman wants to do, we don't want to leave any money on the table but we want to win the job. It's a competitive environment and you always are hyping your particular value added over your competitors. There are competitors. Any good marketplace has competitors. They keep everybody honest. But when you have systems that have that kind of economic incentive for the end users, there's a tremendous opportunity to make good margins. There's a tremendous opportunity to expand that business.

S. Kohl Just so I'm clear on one point. When you talk about the three-year payback, does that include state incentives... is that a straight comparison on that payback or is there state borne incentives that are also included in that? And if so, how big are they.

J. Coleman               There are some state incentives. Without incentives
                         those kinds of projects are like three and a half to four year paybacks. The state incentives in California for a CHP, assuming you get in excess of 75% efficiency and you're under 2 megawatts, are 30% on the capital costs.

S. Kohl Okay. And one last question just on that point. Outside of California are you seeing activity? When you talk about this book of business that's growing and that part of your business, is it in particular states, particular areas? Some color on that. Whatever you can provide would be helpful.

J. Coleman               It is a very regional and statewide marketplace at this
                         time that's driven by 3 factors. First of all, of course is what we call the spark spread. The opportunity to use natural gas or renewables vis-a-vis the price that you're paying already for electricity because obviously in these cases we're operating on the retail side of the meter. So the price of electricity vis-a-vis what your other alternative is, is very important. And that varies widely across the United
                         States. That sort of rolls in the gas price.

                         The second factor which is very important, is incentives and on a state-by-state basis we're finding certain recent moves by the states are very, very positive to increase the incentives. And the third part is literally the utility regulation. There are places where it is simply too difficult to do interconnection at the current time based on public service commission regulations.

                         We're very careful about where we go. The answer to your question are there other regions of the United States that are really moving forward and the answer is absolutely, there's a lot of movement in this marketplace. We are getting very excited about a couple new regions. We do not have enough activity yet ourselves or signed contracts to want to talk too much about where those are. But it's coming and it's a very exciting growth in the business.

S. Kohl Okay. And the last general question, just on the $27 million, you talked a lot about why the deal made sense for both sides. How did we come up with a presume everybody had advisors, but how did we come up with the $27 million number? And can you also speak just very briefly about the interrelationship between Northern and Proton (I know we have a common Director, it looks like a common holder, Mr. Shaw), how that played a role in this transaction being facilitated?

C. Schroeder             With respect to the final valuation outcome, there
                         were, as I'm sure you can relate to, Steve, quite a number of gives and takes. In the end, it was nothing more or less than that. I would tell you that several years ago, I think it was over two years ago now, Northern did its last private financing at about the equivalent of about $25 million valuation. That certainly set one dimension of the discussions, as is so often the case in valuations going forward.

                         But we looked at the company's cash flow prospects, we tried to come up with a realistic view of its technology development program. We made an assessment of again our joint ability to go out and secure some savings in our internal R&D needs through securing external financing R&D support.

                         I think in the end the price of the compromise, I would reiterate as I think we said in the press release, that Adams Harness & Hill provided an independent financial assessment of the transaction and concluded that it was fair to Proton shareholders.

                         With respect to Bob Shaw, our common Chairman, he's not just a common Board member, but a common Chairman. Bob has a lot to do with this transaction in the sense that he is probably more than any other reason why Proton and Northern have gotten to know each other so well over a long period of time. We've not surprisingly, because Bob is a very important force within Proton and I'm reasonably confident just as important within Northern, has really shaped the cultures of the two companies and has created a performance based culture, one where I think we're pretty honest about the way we approach our future and at the same time, the level of enthusiasm we bring to this whole new energy environment. Bob is a real pioneer in positioning companies for these opportunities.

                         There is on a fundamental level, I think, a very much better than you would be able to otherwise expect alignment of cultures and expectations. On another level, and no reason to think you would know Bob, but Bob is as square and ethical as anybody that I've ever met in business and has been scrupulous in his insistence that he not be a party to the negotiations. I'd say he has from time-to-time been an advocate and made sure that each side understands where the other company is capable of going, but certainly on issues that even began to smell like we were getting into issues of valuation, Bob would take himself out of those discussions.

                         Anticipating that this would be an issue, we have been very careful to document Bob's role going forward in each of the many meetings, again a great variety of which he did not participate in. We're very comfortable with stating that Bob's had the right role in this overall transaction. Bob did not vote as a Director for either company in the actions that took place yesterday. But again, those actions represented, I know in the case or Proton, unanimous actions of the Directors even without Bob and I think the same is true of Northern.

S. Kohl                  Very good. Thank you very much.

Operator Thank you. Ladies and gentlemen, if there are any additional questions, please press the star followed by the one at this time. As a reminder, if you're on speaker equipment, you will need to lift your handset before pressing the numbers. One moment, please.

                         And the first question is a follow up from Stephen Segal. Please go ahead.

S. Segal You had said that there was a private placement done that had a valuation in the $20 some million dollars. I was wondering approximately how long ago that was and an idea of the numbers of how much money may have been put in. And I have a second one.

C. Schroeder             Let me try to answer and Jito may need to correct me.
                         First, with respect to the second part of your question, I'm sure on that there were 2 million shares purchased at $5 a share. Ten million dollars went into the company. So it was a very significant financing, anticipating that that may be part of your question. It represented something approaching 40, 45% of the company's capital base was reflected in that last round. In our minds, that provided a relatively true and meaningful basis for judging the value of the company to professional, and these were all institutional investors, by the way, in the company.

S. Segal I can assume that they weren't affiliated with you. Can I also assume that they are still involved with Northern? Or have they since left?

C. Schroeder             Nobody has left, I don't believe. There happen to be
                         some investors of Northern who are by virtue of their energy technology investing appetites are also investors in Proton, but there are some who are not.

S. Segal One other kind of question or comment. Since the company has been trading below cash, I'm guessing that there are a lot of other investors out there that don't necessarily believe the scruples of management or at least are worried about it. But I was happy to hear what you said in regards to the president or CEO, whoever that person is.

                         But has anybody ever approached you, have you ever thought of putting on an independent outside Director that is kind of a stockholder to be able to get a vote when there are some of these things going on that affect management, which I'm sure would give a lot of benefit to the shareholder to make some people feel a little bit better, because to see you trading below cash is a bit surprising.

C. Schroeder             Let me take the opportunity to be a little bit more
                         expansive in response. I think the reason that Proton trades below cash...

S. Segal And obviously you know that's a bit of a political statement I made.

C. Schroeder             I do. There are lots of reasonable interpretations of
                         why we trade below cash. But the explanation that we get probably more frequently than explanations relating to our integrity, relate to the concern that the timeline for realization of commercialization, of fuel cells in particular, has significantly moved out in time. And that a business plan built as squarely as ours is on commercializing the energy dimensions of hydrogen and in particular relying on fuel cells as a way to implement parts of our vision, the market has I think worried if not concluded that Proton will be just one more company that will kind of mindlessly pour its R&D spending down the rat hole waiting for a market that may never come.

                         This transaction is a clear indication that we recognize the need to be adaptable to the changing economic realities of the marketplace. We have done a good job of developing and building a product with our unique technology for a very high value niche market in the industrial products area, as I mentioned earlier.

                         I think the real essence of the Northern transaction is to help us position for the other niche areas in the marketplace and in working with Northern to grow those niches into what we both believe will become very substantial commercial opportunities going forward.

                         I think you can look at the special distribution as one more piece of evidence that (A) we're trying to be sensitive to our shareholders' needs. We're not particularly proud, I'm sure you understand, of a share price that's under cash. We are at the same time probably able to claim a higher level of ratio of cash to burn than any company I'm aware of. We have about 8 years worth of cash in the bank at our current burn rate. No company should need 8 years worth of cash in the bank. We were originally criticized for not growing our R&D faster in the aftermath of our IPO and we at the same time recognized that wouldn't necessarily be in our shareholders' best interest either.

                         We are confident that the combination of using our enviable cash endowment to pursue the vision that our shareholders had for Proton all along which is related to giving customers and users of energy more control over their energy requirements and higher reliability with their energy. At the highest level, that was always Proton's business plan and at a slightly lower level, there are other technologies, interim technologies that may prove very effective for helping us stay true to that vision.

                         As you know very well, a concept company in today's market suffers mightily from the discount rate, if you will, that the average investor brings to Proton was very low when we went public and has gone very high in the aftermath. We're dealing with those realities and we think that Northern is a perfect way to again implement our vision with a practical adaptation of our business plan.

                         Regarding your question on independent Directors, let me say that we have always had several independent Directors. In addition to three in particular, Phil Sharp has been a Director of Proton, has always been independent of us. Phil is a retired U.S. Congressman. He came out of the House of Representatives and ran the Energy Subcommittee at the Interstate and Foreign Commerce Committee, a well respected member of the energy community still today. We have two other significant shareholders, independent Directors, Mike Cudahy and Jim Ozanne. Both are very strong business oriented Directors and Jim Ozanne was the head of the special committee that we formed to undertake the consideration of and then execution of this transaction. Jim headed it, Mike Cudahy was the other member along with myself. So there's always been a very strong recognition of the need to be independent, of the appropriateness of being independent to produce a very pure analytical and business outcome from this. This represents their judgments, not just those of management of Proton or management of Northern.

S. Segal                 Thank you.

C. Schroeder             I think with that, perhaps one more question and then
                         we should end.

Operator Thank you. Gentlemen, your final question comes from Paul Burdick. Please state your company name followed by your question.

P. Burdick               AES. Hi, Chip.

C. Schroeder             Paul, how are you?

P. Burdick               Very well, thanks. Congratulations to you and Mr.
                         Coleman. I can certainly attest to the growth potential of distributed generation from my perspective and your timing is impeccable, as usual.

                         Just a simple question. I didn't see in the press release. Are you planning on consolidating your operations in any way in one location or do you feel it's necessary or beneficial at all?

C. Schroeder             Thanks for asking the question. I know that this is a
                         very important one for Northern's folks. We have absolutely no inclination to consolidate in any physical sense. The Northern operation which I hope anyone who's interested enough would feel free to visit, is a unique environment made all the more unique by where they are. These are and I should let Jito again expand on this, but these are a bunch of very talented, successful independent minded extraordinarily generally competitive people with a very athletic, value their free time as much as they do the vision of contributing to energy sustainability. We would be foolish to try to disturb that. At the same time, the Proton facility here is where the company will remain headquartered. I think we hope that there'll be some interchange of people between the two companies just to get the best out of each other. But there will be no formal consolidation.

                         I did mention earlier, Paul, that we will be forming a holding company and that the two companies will be for now the principal subsidiaries of the company. We think that while the cultures of the two companies are very complementary, we don't need to enforce that by bringing people together in a single location. We may well be better served by keeping them in a diverse environment.

J. Coleman               I'd love to chime in just for a second, Paul and Chip,
                         if I could. Northern, after 29 years has really gotten to the point where the sustaining culture and mentality of the place is really what drives it to perform and to almost recreate itself with each new employee. The spirit of wanting to be the best and do the best thing, to break out new technologies is what's driven us for many, many years.

                         As an example, when Dan Reicher made the decision to join us after being the Assistant Secretary of Energy in the Clinton Administration, it really was because of Northern's uniqueness, not only the technical drive here but the cultural aspect of the entire company and what we're all about as individuals. It's been a great, great thing for us and I think a big part of our success is the mentality of our people and the drive.

P. Burdick               Thanks very much and good luck to you all.

C. Schroeder             That was a good last question. We appreciate it. Again
                         we thank everyone on the call for spending the time with us. We hope this won't be the last time that you sit and listen to this story as it unfolds. We are very excited about this transaction and, Jito and Larry, thanks for joining me on the call and Erich as well.
                         Thank you.

Operator Thank you, sir. Ladies and gentlemen, this concludes Proton Energy's conference call. If you would like to listen to a replay of today's conference call, please dial 1-800-405-2236 or 303-590-3000 with pass code
                         539886. The replay will be available starting at 6:00 a.m. Eastern time tomorrow morning for one week.

                         We thank you for your participation today. You may now disconnect.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY PROTON ENERGY SYSTEMS, INC. ON MAY 22, 2003.


     news


[LOGO] PROTON
       ENERGY SYSTEMS


Proton Energy Systems, Inc.
10 Technology Drive
Wallingford, CT 06492
(NASDAQ: PRTN)

FOR IMMEDIATE RELEASE                      CONTACTS FOR THE MEDIA
Thursday, May 22, 2003                     Ellen Yui
                                           (301) 270-8571/ellenyui@yuico.com
INVESTOR RELATIONS CONTACT                 Elizabeth Grace
AT PROTON ENERGY SYSTEMS                   (561) 989-9855/lizkgrace@aol.com
Francis X. Moran (203) 678-2355

                                           CONTACTS AT
                                           THE FINANCIAL RELATIONS BOARD
                                           Marilynn Meek: General Information
                                           (212) 445-8451
                                           Nicole Engel: Analysts (212) 445-8452

PROTON ENERGY SYSTEMS, INC. ANNOUNCESACQUISITION OF NORTHERN POWER SYSTEMS, INC. Proton to make special $1 per share distribution to shareholders

WALLINGFORD, CT--Proton Energy Systems, Inc. (NASDAQ: PRTN), a leading manufacturer of hydrogen generators and regenerative fuel cell systems, announced today that it will acquire Northern Power Systems, Inc., a leader in the design, manufacture, and installation of integrated on-site power systems for stationary commercial and industrial applications. Together, the companies will offer a wide array of practical energy technologies, including Proton's advanced hydrogen generation products and Northern's state-of-the-art renewable and fossil-fuel power systems, to meet critical power needs of customers around the globe--the hallmark of Northern's 29-year history. Both companies believe that with the growing interest in the "hydrogen economy," this transaction will accelerate widespread understanding and adoption of the essential link between renewable power and hydrogen as a fuel for energy sustainability.

Proton will pay $27.5 million to Northern's security holders, approximately two-thirds in cash and the balance in Proton common stock. Northern's security holders will also receive warrants to purchase approximately 2.5 million shares of Proton stock.

To underscore its commitment to commercial self-sufficiency and shareholder value, Proton also plans to make a special cash distribution of $1 per share, or approximately $33.5 million based on current shares outstanding, payable on June 20, 2003 to shareholders of record as of June 6, 2003. Proton has decided to make this distribution for several reasons: First, Proton expects that the cash requirements for the combined business following the acquisition of Northern are less than Proton's current cash on hand. Second, Proton believes that investors are attracted to the company's long-term vision, but look for assurance of fiscal discipline. Third, Northern's business is centered on positive project margins. And finally, both companies have enjoyed considerable success securing government and other outside funding for advanced energy demonstration projects, meaning that the combination is expected to reduce internally-funded R&D capital requirements.

Northern Power Systems has developed stand-alone and grid-connected power systems built upon proven combustion and renewable technologies to meet critical energy requirements in hundreds of applications worldwide. Combining Northern's application expertise with Proton's products that convert excess and renewable power into hydrogen fuel is expected to result in a broadened array of opportunities for both companies.

"We have worked with Northern over the past several years and are excited about bringing together the top-flight engineers and scientists of both companies to form a leader in the distributed power industry," said Walter W. "Chip" Schroeder, president and CEO of Proton Energy Systems, Inc. "The commercial and industrial markets are ready for products that can give end-users more control over the cost and quality of their energy. Northern has already proven its skills in originating and developing distributed generation projects, thereby adding a valuable dimension to Proton's business plan. At the same time, continuing global concerns for pollution and fossil-fuel depletion will create the environment for a growing array of demonstration programs that will validate Proton's vision for energy sustainability."

According to Clint "Jito" Coleman, president and CEO of Northern Power Systems, Inc., "Joining forces with Proton is a perfect opportunity for all of us here at Northern. Proton knows our strengths, understands our role, and brings the technology and financial resources that will enable us to build value faster than either of us could achieve separately. Northern brings an established business model and channel that will position the combined entity to more rapidly deliver Proton's leading-edge hydrogen technologies into the marketplace."

In his announcement of the acquisition, Schroeder characterized the $33.5 million disbursement as "a tangible example of Proton's commitment to properly meet the needs of today's shareholders, while advancing breakthrough technology for tomorrow's energy marketplace." The $1-per-share distribution is expected to represent a tax-free return of capital to Proton's shareholders to the extent of their adjusted tax basis in the company's common stock. Proton recommends that its stockholders consult their tax advisor to determine the proper characterization of this distribution.

Robert W. Shaw, Jr., Ph.D., chairman of Proton's board of directors is also chairman of Northern's board of directors. Venture funds affiliated with Dr. Shaw hold approximately 12% and 52% respectively of the outstanding stock of Proton and Northern. Dr. Shaw has not participated in negotiations on behalf of either company, nor did he vote on the transaction as a board member for either company.

Adams, Harkness & Hill, Inc. rendered a fairness opinion to the special committee of Proton's Board of Directors in connection with the acquisition of Northern Power Systems, Inc.

The transaction is subject to approval by the shareholders of Proton and Northern; closing is anticipated in the third quarter 2003. The transaction will be structured so that after closing, Northern and Proton's hydrogen business will be held as separate subsidiaries of a to-be-formed corporate parent.

SEC Filings

Proton will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) in connection with the acquisition; Proton and Northern will file with the SEC and mail to stockholders a Joint Proxy Statement/Prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Proton, Northern, the transaction, and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Proton and Northern through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Proton by contacting Frank Moran at (203) 678-2355 or from Northern by contacting Doug Schwab at (802) 496-2955, extension 283.

Proton and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the transactions contemplated by the merger agreement. Information regarding Proton's directors and executive officers is contained in Proton's Form 10-K for the year ended December 31, 2002 and its proxy statement dated April 28, 2003, which are filed with the SEC. As of April 11, 2003, Proton's directors and executive officers beneficially owned approximately 9.5 million shares, or 28%, of Proton common stock. A more complete description will be available in the Registration Statement and the Joint Proxy Statement Prospectus.

Conference Call

Proton Energy Systems will conduct a conference call today at 11:00 a.m. ET to discuss this transaction. Individuals wishing to participate in the conference call should dial (800) 366-7417. For interested individuals unable to join the call, a replay will be available beginning May 23/rd/, 2003 through May 30, 2003, by dialing (800) 405-2236, pass code 539886. The call will also be broadcast live over the Internet and can be accessed by all interested parties at www.vcall.com or through the investors' section of the Proton Energy Systems website at www.protonenergy.com.

About Northern Power Systems, Inc.

Northern Power Systems, Inc., is headquartered in Waitsfield, Vermont and employs 100 people with engineering, fulfillment, and customer-support capabilities. Northern Power Systems designs, builds and installs ultra-reliable power solutions for commercial, industrial, government and military customers. Since its founding in 1974, Northern has installed over 800 systems in 45 countries on all seven continents. With a record of success in traditional and emerging technologies, Northern's systems offer customers reduced operating expenses, minimized risk and reduced pollution.

About Proton Energy Systems, Inc.

Proton Energy Systems, Inc. designs, develops and manufactures Proton Exchange Membrane, or PEM, electrochemical products that it employs in hydrogen generating devices and in regenerative fuel cell systems that function as power generating and energy storage devices. Proton's HOGEN(R) and FuelGen(TM) hydrogen generators produce hydrogen from electricity and water in a clean and efficient process using its proprietary PEM technology.

Forward-looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Statements contained herein concerning Proton's goals, guidance, revenue projections and other statements that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing, words such as "anticipates," "believes," "could," "estimate," "expect," "intend," "may," "might," "should," "will," and "would" and other forms of these words or similar words are intended to identify forward-looking information. Proton's actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Proton disclaims any obligation to update these forward-looking statements. Factors that could cause results to differ materially from those contained in Proton's forward-looking statements include, but are not limited to, our failure to complete development of our products, failure of our products to achieve commercial acceptance, our inability to expand our production facilities, manufacture our products at commercially acceptable costs or establish distribution relationships, the impact of competitive products and other factors detailed in Proton's Form 10-Q for the quarter ended March 31, 2003 and other filings made from time to time with the SEC.

For a Webcast of the announcement, go to Proton's Website www.protonenergy.com or to Northern's Website www.northernpower.com and click on the acquisition announcement icon.

PROTON(R), HOGEN(R), UNIGEN(R), FUELGEN(TM), HIPRESS(TM) and TRANSFORMING ENERGY(TM) are trademarks or registered trademarks of Proton Energy Systems, Inc.

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